


09040478

UNITED STATES
.CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail
Mail Processing
Section

APR 0 0 2005

Washington, DC

SEC FILE NUMBER
8-67938

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___11/06/08___ AND ENDING ___12/31/08___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Salient Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4265 San Felipe, 8th Floor

                                            (No. and Street)

Houston   **Texas**   **77027**

            (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ms. Jessica Hecht   **713-993-4051**

                                                            (Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

UHY LLP

                                     (Name – of individual, state last, first, middle name)

12 Greenway Plaza, Suite 1202   **Houston**   **Texas**   **77046**

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    √ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained
                                in this form are not required to respond unless the form displays
                                a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jessica Hecht, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Salient Capital, L.P., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

CANDICE C. QUINN
Notary Public, State of Texas
My Commission Expires 03-20-10

_Candice C. O_____
Notary Public

Jessica Hecht
Signature

FINOP / CFO
Title

This report** contains (check all applicable boxes):

- _X_ (a) Facing page.
- _X_ (b) Statement of Financial Condition.
- _N/A_ (c) Statement of Income (Loss).
- _N/A_ (d) Statement of Changes in Financial Condition.
- _N/A_ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- _N/A_ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- _N/A_ (g) Computation of Net Capital.
- _N/A_ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- _N/A_ (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- _N/A_ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- _N/A_ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- _X_ (l) An Oath or Affirmation.
- _N/A_ (m) A copy of the SIPC Supplemental Report.
- _N/A_ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

CONTENTS



LLP

Certified Public Accountants

12 Greenway Plaza, 12ᵗʰ Floor
Houston, TX 77046-1289

Phone   713-561-6500
Fax   713-968-7128
Web   www.uhy-us.com

Independent Auditors' Report

The Partners
Salient Capital, L.P.
Houston, Texas

We have audited the accompanying statement of financial condition of Salient Capital, L.P. (the "Partnership") as of December 31, 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Salient Capital, L.P. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

UHY LLP

Houston, Texas
February 11, 2009

UHY LLP is an Independent Member of UHY International Limited

SALIENT CAPITAL, L.P.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS		
Cash	$	226,446
Accounts receivable		73,540
Prepaid expenses		15,638
Due from affiliate		9,691
TOTAL ASSETS	$	325,315

LIABILITIES AND PARTNERS' CAPITAL		
LIABILITIES		
Accounts payable	$	19,334
Accrued expenses		15,572
Due to affiliates		143,674
TOTAL LIABILITIES		178,580
PARTNERS' CAPITAL		
General partner		1,467
Limited partner		145,268
TOTAL PARTNERS' CAPITAL		146,735
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	325,315

NOTE A - NATURE OF OPERATIONS

Salient Capital, L.P. (the "Partnership"), a Texas limited partnership formed in March 2002, was granted membership in the Financial Industry Regulatory Authority ("FINRA") on November 6, 2008. Accordingly, the period since registration is presented in the financial statements. It is a limited broker-dealer registered with the Securities and Exchange Commission ("SEC") under Rule 15c3-3(k)(2)(i), which provides that the Partnership will not maintain any margin accounts, will promptly transmit customer funds and deliver securities received, and does not hold funds or securities for, or owe money or securities to, customers. The Partnership's general partner (with a 1% ownership interest) is Salient Capital Management, LLC.

The Partnership earns fees as a placement agent in connection with certain private investment funds. As of December 31, 2008, the Partnership was registered as a limited broker-dealer in 49 U.S. states and territories.

The general partner and limited partner share in the profits and losses of the Partnership based on their percentage ownership.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates: The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Actual results could differ from these estimates.

Revenues and Expenses: Revenues and expenses are recorded as earned or incurred, respectively. All revenues are derived from placement fees that are earned from private investment funds that are managed by the same organization. The organization managing such funds is not an affiliate or related party of the Partnership.

Income Taxes: As a partnership, the Partnership is not subject to federal taxes on its income. The partners include in their federal tax returns the Partnership's income or loss. Accordingly, no provision for federal income taxes has been made for the Partnership. However, the Partnership is subject to state income taxes, including the Texas margin tax.

Cash: During 2008, the credit and liquidity crisis in the United States resulted in the formation of the Troubled Asset Relief Program (TARP). As of December 31, 2008, the Partnership had cash held on deposit in an institution that received assistance under TARP and the Partnership's account balance has periodically exceeded federally insured limits. It has not experienced any losses associated with this account.

NOTE C - RELATED PARTY TRANSACTIONS

Under a management agreement with the sole limited partner (Salient Partners, L.P.), the limited partner provides all management and back office services to the Partnership. The limited partner also pays overhead expenses, as defined in the management agreement. The Partnership pays the limited partner a management fee, which is payable monthly and renews annually, unless terminated by the Partnership or the limited partner upon 30 days written notice.

At December 31, 2008, the Partnership owed $143,674 to the limited partner and other affiliates and had a receivable of $9,691 due from an affiliate.

NOTE D - NET CAPITAL REQUIREMENTS

The Partnership is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 during the first twelve months after commencing business as a broker-dealer, and subsequently, shall not exceed 15 to 1. At December 31, 2008, the Partnership had net capital of $47,866, which was $25,544 in excess of its required net capital of $22,322. The Partnership's ratio of aggregate indebtedness to net capital was 3.73 to 1. The SEC requirements provide that partners' capital may not be withdrawn or cash distributions paid if certain minimum net capital requirements are not met.

SALIENT CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008